Exhibit 99.1

JOINT FILING AGREEMENT

AGREEMENT dated as of June 18, 2026, by and among Blue Holdings Sponsor LLC, Blue Holdings Management LLC and David Bauer (together, the “Parties”).

Each Party hereto represents to the other Party that it is eligible to use Schedule 13D to report its beneficial ownership of Class A ordinary shares, $0.0001 par value, of Blue Acquisition Corp., as of June 18, 2026, relating to such beneficial ownership, being filed on behalf of each of them.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Parties to the extent it knows or has reason to believe that any information about the other Parties is inaccurate.

Date: June 18, 2026	Blue Holdings Sponsor LLC

/s/ Blue Holdings Management LLC,
as managing member of Blue Holdings Sponsor LLC by David Bauer, an authorized signatory

Date: June 18, 2026	Blue Holdings Management LLC

/s/ David Bauer
By: David Bauer,
Managing Member

Date: June 18, 2026	David Bauer

/s/ David Bauer
David Bauer